Issuer Free Writing Prospectus
May 24, 2006
Filed Pursuant to Rule 433
Registration No. 333-131707

CAD  •  Fixed Rate Notes due June 1, 2009
Indicative Terms and Conditions

Issuer:	Countrywide Financial Corporation (the “Issuer”)

Guarantor:	Countrywide Home Loans, Inc. (“Countrywide Home Loans”)

Issuer Rating:	A3 (Stable) by Moody’s Investor Service
A (Stable) by Standard & Poor’s

Total Issue Amount:	Minimum CAD $250,000,000

Specified Currency:	Canadian dollars

Instrument:	Issued pursuant to the Issuer’s U.S. Medium-Term Notes Program, Series B, by way of a public offering in the United States and a Canadian private placement wrap under the Issuer’s U.S. Prospectus dated February 9, 2006, Prospectus Supplement dated February 13, 2006 and Pricing Supplement dated June 1, 2006.

Trade Date:	May 24, 2006

Payment & Delivery Date:	June 1, 2006 (Trade Date + 6 Business Days)

Maturity Date:	June 1, 2009

Spread:	55 basis points (+/- 1 basis point) over the Government of Canada 5.50% June 1, 2009 bond yield

Coupon:	•%

Issue Price:	$•

Coupon Payment Dates:	Payable in arrears, in two equal semi-annual instalments on June 1st and December 1st of each year, beginning December 1st, 2006, provided that if any such day is not a Business Day, the payment will be made on the next Business Day unadjusted.

Redemption:	The Notes will be non-redeemable

Status:	Senior, unsecured and unsubordinated obligations of the Issuer

Business Days:	London, New York, Toronto

Governing Law:	English

Denominations:	CAD $250,000 / CAD $1,000

Clearing System:	CDS

Listing:	None

CUSIP/ISIN/Common Code:	•

Paying Agent:	BNY Trust Company of Canada

Syndicate:	RBC Capital Markets and TD Securities (as joint leads and joint bookrunners) Scotia Capital Markets

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC (including any related free-writing prospectus, preliminary prospectus supplement or preliminary pricing supplement, as applicable), for more complete information about the issuer and this offering. You may get these documents, as well as the final prospectus, prospectus supplement or pricing supplement (when completed), as applicable (such preliminary and final documentation together, the Offering Documentation), for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Offer Documentation from RBC Capital Markets, by calling 416-842-6311, or from TD Securities Inc., by calling 416-982-2243.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
The following summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes relating to non-U.S. Holders is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a “straddle” for tax purposes, or persons whose functional currency is not the United States dollar. Except where otherwise noted, it also does not deal with holders other than original purchasers. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction. This summary supplements the discussion set forth in the prospectus supplement and the accompanying prospectus under the section entitled “Material Federal Income Tax Considerations” and defined terms not otherwise defined in this section have the meanins ascribed to them therein.
As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.
Non-U.S. Holders
A non-U.S. Holder who is an individual or corporation holding the Notes on its own behalf will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of the Issuer, a controlled foreign corporation related to the Issuer or a bank receiving interest described in section 881(c)(3)(A) of the Code. To qualify for the exemption from taxation, the Withholding Agent, as defined below, must have received a statement from the individual or corporation that:
•	is signed under penalties of perjury by the beneficial owner of the Note,

•	certifies that such owner is not a U.S. Holder, and

•	provides the beneficial owner’s name and address.
A “Withholding Agent” is the last United States payor (or a non-U.S. payor who is a qualified intermediary, U.S. branch of foreign person, or withholding foreign partnership) in the chain of payment prior to payment to a non-U.S. Holder (which itself is not a Withholding Agent). Generally, this statement is made on an IRS Form W-8BEN (“W-8BEN”), which is effective for the remainder of the year of signature plus three full calendar years unless a change in circumstances makes any information on the form incorrect. Notwithstanding the preceding sentence, a W-8BEN with a U.S. taxpayer identification number will remain effective until a change in circumstances makes any information on the form incorrect, provided that the Withholding Agent reports at least annually to the beneficial owner on IRS Form 1042-S. The beneficial owner must inform the Withholding Agent within 30 days of such change and furnish a new W-8BEN. A non-U.S. Holder who is not an individual or corporation (or an entity treated as a corporation for Unites States federal income tax purposes) holding the Notes on its own behalf may have substantially increased reporting requirements and should consult their tax advisor.
A non-U.S. Holder whose income with respect to its investment in a Note is effectively connected with the conduct of a U.S. trade or business would generally be taxed as if the holder was a U.S. person provided the holder files IRS Form W-8ECI.
If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8BEN or similar form provided by the beneficial owner to the organization or institution.
Generally, a non-U.S. Holder will not be subject to United States federal income taxes on any amount which constitutes capital gain upon retirement or disposition of a Note, unless such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and such gain is derived from sources within the United States. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax advisor in this regard.

The Notes will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Issuer or, at the time of such individual’s death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.
Backup Withholding
Backup withholding of United States federal income tax at the applicable statutory rate may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.
In addition, upon the sale of a Note to (or through) a broker, the broker must withhold at the applicable rate, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.
Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.